                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM U-9C-3

                                QUARTERLY REPORT

                       FOR THE QUARTER ENDED June 30, 2001

   Filed Pursuant to Rule 58 of the Public Utility Holding Company Act of 1935



                              PROGRESS ENERGY, INC.
                            410 S. Wilmington Street
                                Raleigh, NC 27602

Contents                                                                             Page

ITEM 1 - Organization Chart                                                            2

ITEM 2 - Issuances and Renewals of Securities and Capital Contributions                3

ITEM 3 - Associate Transactions                                                        3

ITEM 4 - Summary of Aggregate Investment                                               6

ITEM 5 - Other Investments                                                             6

ITEM 6 - Financial Statements and Exhibits                                             7

                           ITEM 1 - ORGANIZATION CHART

                                                                                            Percentage
                                                                Energy or       State       of Voting
                                                                   Gas            of        Securities
               Name of Reporting Company                         Related     Organization      Held          Nature of Business
------------------------------------------------------------- ------------   ------------   ------------     ------------------
Progress Energy Ventures                                         Energy            NC
   CPL Synfuels LLC                                              Energy            NC          100        Synthetic Fuel Production
   Solid Fuel LLC                                                Energy            DE           90        Synthetic Fuel Production
   Sandy River Synfuel LLC                                       Energy            DE           90        Synthetic Fuel Production
   Colona Synfuel LLLP                                           Energy            DE           17        Synthetic Fuel Production
Strategic Resource Solutions Corp.                               Energy            NC          100        Energy Services Company
   SRS Engineering Corp.                                         Energy            NC          100        Energy Engineering
   Spectrum Controls, Inc.                                       Energy            NC          100        Energy Controls
 Electric Fuels Corporation                                      Energy            FL          100        Procurement and
                                                                                                          Transportation of Coal
   EFC Synfuel LLC                                               Energy            DE          100        Holding Company
       Ceredo Synfuel LLC                                        Energy            DE           99        Synthetic Fuel Production
       Sandy River Synfuel LLC                                   Energy            DE            9        Synthetic Fuel Production
       Solid Energy LLC                                          Energy            DE           99        Synthetic Fuel Production
       Solid Fuel LLC                                            Energy            DE            9        Synthetic Fuel Production
   Kentucky May Coal Company, Inc.                               Energy            VA          100        Coal Mine
       Cincinnati Bulk Terminals, Inc.                           Energy            DE          100        Coal and Bulk Material
                                                                                                          Terminal
         Kanawha River Terminals, Inc.                           Energy            FL          100        Coal and Bulk Material
                                                                                                          Terminal
          Black Hawk Synfuel, LLC                                Energy            DE          100        Synthetic Fuel Production
              New River Synfuel LLC                              Energy            CO           10        Synthetic Fuel Production
          Ceredo Liquid Terminal, Inc.                           Energy            FL          100        Emulsion Products Terminal
          Coal Recovery V, LLC                                   Energy            MO           25        Synthetic Fuel Marketing
          Colona Newco, LLC                                      Energy            DE          100        Holding Company
              Colona SynFuel Limited Partnership, LLLP           Energy            DE         20.1        Synthetic Fuel Production
          Colona Sub No. 2, LLC                                  Energy            DE          100        Synthetic Fuel Production
              Colona Synfuel Limited Partnership, LLLP           Energy            DE            1        Synthetic Fuel Production
              Colona Synfuel Limited Partnership, LLLP           Energy            DE         61.9        Synthetic Fuel Production
     Progress Materials, Inc.                                    Energy            FL          100        Manufacturing
     Progress Synfuel Holdings, Inc.                             Energy            DE          100        Holding Company
         Ceredo Synfuel LLC                                      Energy            DE            1        Synthetic Fuel Production
         Sandy River Synfuel LLC                                 Energy            DE            1        Synthetic Fuel Production
         Solid Energy LLC                                        Energy            DE            1        Synthetic Fuel Production
         Solid Fuel LLC                                          Energy            DE            1        Synthetic Fuel Production
Utech Venture Capital Corporation                                Energy            DE         9.76        Investment in
                                                                                                          Electrotechnologies
Utech Climate Challenge Fund                                     Energy            DE          9.8        Investment in
                                                                                                          Electrotechnologies

                ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND
                              CAPITAL CONTRIBUTION

 Contribution                    Company Making                  Company Receiving                    Contribution
     Date                         Contribution                     Contribution                         Amount
     ----                         ------------                     ------------                         ------
04/27/2001                  EFC Synfuel, LLC                    Solid Fuel, LLC                        506,900.28
04/27/2001                  Progress Synfuel Holdings, Inc.     Solid Fuel, LLC                         56,322.25
04/27/2001                  CPL Synfuels, LLC                   Solid Fuel, LLC                      5,069,002.74
05/29/2001                  EFC Synfuel, LLC                    Solid Fuel, LLC                        227,069.90
05/29/2001                  Progress Synfuel Holdings, Inc.     Solid Fuel, LLC                         25,229.99
05/29/2001                  CPL Synfuels, LLC                   Solid Fuel, LLC                      2,270,699.10
06/27/2001                  EFC Synfuel, LLC                    Solid Fuel, LLC                         86,741.03
06/27/2001                  Progress Synfuel Holdings, Inc.     Solid Fuel, LLC                          9,637.89
06/27/2001                  CPL Synfuels, LLC                   Solid Fuel, LLC                        867,410.24
04/27/2001                  Progress Synfuel Holdings, Inc.     Sandy River Synfuel, LLC               137,158.43
04/27/2001                  EFC Synfuel, LLC                    Sandy River Synfuel, LLC             1,234,425.90
05/29/2001                  Progress Synfuel Holdings, Inc.     Sandy River Synfuel, LLC                28,636.79
05/29/2001                  EFC Synfuel, LLC                    Sandy River Synfuel, LLC               257,731.07
06/27/2001                  Progress Synfuel Holdings, Inc.     Sandy River Synfuel, LLC                43,828.34
06/27/2001                  EFC Synfuel, LLC                    Sandy River Synfuel, LLC               394,455.02
06/30/2001                  Progress Energy                     SRS                                    272,567.97
04/30/2001                  CPL Synfuels, LLC                   Sandy River Synfuel, LLC            12,344,258.99
05/31/2001                  CPL Synfuels, LLC                   Sandy River Synfuel, LLC             2,577,310.70
06/30/2001                  CPL Synfuels, LLC                   Sandy River Synfuel, LLC             3,986,494.78

Dividend           Company Making         Company Receiving         Dividend
Date               Dividend               Dividend                  Amount
----               --------               --------                  ------

None to report for this quarter.

                                                    ITEM 3. ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies

     Reporting Company          Associate Company               Types of      Direct Costs      Indirect       Cost of  Total Amt.
                                                                Services
    Rendering Services          Receiving Services              Rendered         Charged      Costs Charged    Capital    Billed
    ------------------          ------------------              --------         -------      -------------    -------    ------
SRS                          CP&L                            Energy              2,495,172                               2,495,172
                                                             Management
Sandy River, LLC             Cincinnati Bulk Terminal,       Coal sales            181,085                                 181,085
                             Inc.

                             Kentucky Coal Terminal, Inc.    Coal sales            500,002                                 500,002

                             Colona Synfuel, LLC             Coal sales            437,591                                 437,591

Electric Fuels Corporation   Florida Power                   Coal Sales         89,362,284                              89,362,284

Electric Fuels Corporation   Kanawha River Terminals,        Coal Sales             (2,666)                                 (2,666)
                             Inc.

Electric Fuels Corporation   Ceredo Synfuel, LLC             Coal Sales          4,476,811                               4,476,811

Electric Fuels Corporation   Florida Progress                Admin Services         53,709                                  53,709

Electric Fuels Corporation   Florida Power                   Admin Services          1,107                                   1,107

Electric Fuels Corporation   Progress Energy Corporation     Admin Services          4,605                                   4,605

Electric Fuels Corporation   CP & L                          Admin Services         68,955                                  68,955

Electric Fuels Corporation   Progress Land                   Admin Services         34,310                                  34,310

Electric Fuels Corporation   Little Black Mountain Coal      Admin Services         11,025                                  11,025
                             Reserves Inc.

Electric Fuels Corporation   Homeland Coal Company, Inc.     Admin Services         33,797                                  33,797

Electric Fuels Corporation   Awayland Coal Company, Inc.     Admin Services         29,222                                  29,222

Electric Fuels Corporation   Powell Mountain Joint           Admin Services        349,510                                 349,510
                             Venture

Electric Fuels Corporation   Powell Mountain Coal Company    Admin Services        339,944                                 339,944

Electric Fuels Corporation   Murphy Land Company             Admin Services          6,508                                   6,508

Electric Fuels Corporation   Mesa Hydrocarbons, Inc.         Admin Services        137,194                                 137,194

Electric Fuels Corporation   Progress Synfuel Holdings,      Admin Services          1,479                                   1,479
                             Inc.

Electric Fuels Corporation   EFC Synfuel, LLC                Admin Services        101,722                                 101,722

Electric Fuels Corporation   Ceredo Synfuel, LLC             Admin Services         73,640                                  73,640

Electric Fuels Corporation   Memco Barge Lines, Inc.         Admin Services        488,432                                 488,432

Electric Fuels Corporation  Elmwood Marine Services,      Admin Services           22,933                                  22,933
                            Inc.

Electric Fuels Corporation  Progress Rail Services       Admin Services         1,432,050                               1,432,050
                            Corporation

Electric Fuels Corporation  Progress Materials, Inc.     Admin Services           382,647                                 382,647

Electric Fuels Corporation  Kentucky May Coal Company,   Admin Services           389,879                                 389,879
                            Inc.

Electric Fuels Corporation  Diamond May Coal Company     Admin Services           266,316                                 266,316

Electric Fuels Corporation  Kentucky May Mining Company  Admin Services           172,785                                 172,785

Electric Fuels Corporation  Cincinnati Bulk Terminals,   Admin Services           173,909                                 173,909
                            Inc.

Electric Fuels Corporation  Kanawha River Terminals,     Admin Services           944,186                                 944,186
                            Inc.

Electric Fuels Corporation  Colona                       Admin Services           226,620                                 226,620

Electric Fuels Corporation  Black Hawk                   Admin Services           110,182                                 110,182

Electric Fuels Corporation  Ceredo Liquid Terminals,     Admin Services            49,176                                  49,176
                            Inc.

                                     ITEM 3.

      Part II - Transactions Performed by Associate Companies on Behalf of
                              Reporting Companies

     Associate Company      Reporting Company               Types of         Direct Costs    Indirect       Cost of    Total Amt.
                                                            Services
    Rendering Services      Receiving Services              Rendered             Charged    Costs Charged    Capital       Billed
    ------------------      ------------------              --------             -------    -------------    --------      ------
Progress Energy Services    SRS                          Admin Services           199,183         208,702                 407,885
CP&L                        SRS                          Admin Services           192,925                                 192,925
North Carolina Natural Gas  SRS                          Admin Services                90                                      90

Powell Mountain Joint       Solid Fuel, LLC              Admin Services        22,506,465                              22,506,465
venture

Florida Progress            Electric Fuels Corporation   Admin Services           165,516                                 165,516

Florida Power               Electric Fuels Corporation   Admin Services           330,523                                 330,523
Progress Energy, Inc.       Electric Fuels Corporation   Admin Services           907,465                                 907,465
Powell Mountain Joint       Electric Fuels Corporation   Coal Sales             3,760,223                               3,760,223
Venture

Memco Barge Lines, Inc.     Electric Fuels Corporation   Barge
                                                         Transportation         4,507,434                               4,507,434
Diamond May Coal Company    Electric Fuels Corporation   Coal Sales                   182                                     182

Kanawha River Terminals,    Electric Fuels Corporation   Coal Sales             1,103,134                               1,103,134
Inc.

Black Hawk Synfuel, LLC     Electric Fuels Corporation   Coal Sales            11,976,670                              11,976,670

Kentucky May Coal Company,     Sandy River Synfuels, LLC    Admin Services      6,195,889       6,195,889
Inc.
Kentucky Coal Terminal, Inc    Colona Synfuel, LLC          Coal Sales         19,743,079      19,743,079
Kentucky Coal Terminal, Inc    Colona Synfuel, LLC          Land Rent               6,000           6,000
Black Hawk Synfuel, LLC        Colona Synfuel, LLC          Coal Sales            643,631         643,631
Ceredo Liquid Terminal         Colona Synfuel, LLC          Admin Services        662,153         662,153

                    ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:                                 (000's)
     Total consolidated capitalization as of 6/30/01.                    $15,919,518  Line 1
         Total capitalization multiplied by 15%                          $ 2,387,928  Line 2
           (line 1 multiplied by 0.15)
         Greater of $50 million or line 2                                $ 2,387,928  Line 3
         Total current aggregate investment:
         (categorized by major line of energy related businesses)
              Synthetic Fuel                                                  56,618
              Emulsion Products Terminal                                           0
              Electrotechnologies                                                  0
              Energy Service                                                     273
              Manufacturing                                                     (436)
                  Total current aggregate investment                          56,455  Line 4
              Difference between the greater of $50 million or 15%
              of capitalization and the total aggregate investment of
              the registered holding company system (line 3 less line 4) $ 2,331,473  Line 5


                          ITEM 5 - OTHER INVESTMENTS*

  Investment Balance                                    11/30/00

Colona Synfuel, LLC                                    9,092,279
Sandy River Synfuel, LLC                              29,981,746
Solid Fuel, LLC                                       39,022,407
Solid Energy LLC                                               0
Ceredo Synfuel LLC                                             0
Ceredo Liquid Terminal LLC                                     -
Progress Materials, Inc.                               2,553,487
Strategic Resource Solutions                         119,526,168
Utech Venture Capital Corporation                      4,542,352
Utech Climate Challenge Fund, LP                       2,249,375


--------
* These investment balances have been amended to reflect aggregate investment as defined under Rule 58. These numbers do not include Electric Fuels Corporation because the Commission has determined that a majority of the assets of Electric Fuels' subsidiaries are not retainable under the standards of Section 11(b)(1) of the Act.

                          ITEM 6 - FINANCIAL STATEMENTS

Not applicable.

                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereto duly authorized.

                                                PROGRESS ENERGY, INC.
                                                --------------------------------
                                                           Registrant

Date: September 5, 2001                         By: /s/ Thomas R. Sullivan
                                                  ------------------------------
                                                Name:  Thomas R. Sullivan
                                                Title: Treasurer


                                       7